FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CREAM MINERALS LTD. (the "Company")
#1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

Tel:

604-687-4622

Fax:

604-687-4212

ITEM 2.

DATE OF MATERIAL CHANGE

April 13, 2010

ITEM 3.

NEWS RELEASE

Issued April 13, 2010 and distributed through the facilities of Canadian Newswire.  [NTD: Confirm]

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Further to its news releases dated January 25, 2010 and February 9, 2010, the Company has closed its non-brokered private placement raising gross proceeds of $1,607,424.98.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

5.1

Full Description of Material Change

A total of 22,963,214 non-flow though units (the "Units") were issued at a price of $0.07 per Unit for gross proceeds of $1,607,424.98. The financing was oversubscribed by $207,424.98.

Each Unit is comprised of one common share in the capital of Cream and one non-transferable share purchase warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional common share (the "Warrant Share") of Cream for a period of 24 months at the exercise price of $0.10 per Warrant Share for a period of 12 months from the date of issue of the Warrant and at a price of $0.15 per Warrant Share for the remaining 12 month period.

Compensation was paid to certain eligible arms-length parties (the "Finders"), where such Finders arranged for subscribers to the private placement in an amount equal to 10% of the total proceeds raised from the sale of the Units to subscribers introduced by the Finders, and payable at the election of the Finders in cash or units of the Company (the "Finder's Units") or a combination thereof. A cash commission of $59,185 was paid, and a total of 144,000 Finder's Units were issued.  The Finder's Units have the same terms as the Units.

If the Company shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder's Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder's Unit Warrants will expire within 30 days from the date of such written notice.

Frank Lang, Michael O'Connor and Ferdinand Holcapek participated in the Offering.  Frank Lang, a director and the Chairman of the Company, received 5,100,000 Units, Michael O'Connor, a director and the President and Chief Executive Officer of the Company, received 150,000 Units and Ferdinand Holcapek, a director of the Company, received 600,000 Units.  The Offering is, to that extent, a "related party transaction" under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Administrators.  However, the directors of the Company, excluding the interested directors who abstained from voting on the resolutions approving the Offering, determined that the Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 on the basis that the common shares of the Company are listed only on the TSX Venture Exchange, the related parties subscribed for Shares having a fair market value of less than $2,500,000, and the Offering was approved by the independent directors of the Company who are not officers or employees of the Company.  In connection with such determination, such directors confirmed that, in accordance with the exemption relied on, neither the Company, nor to the knowledge of the Company after reasonable inquiry, the interested parties, had knowledge of any material information concerning the Company or its securities that had not been generally disclosed.

Prior to the completion of the Offering, Frank Lang held 18,182,598 common shares of the Company, securities exercisable to acquire an additional 4,735,000 common shares of the Company and options entitling Mr. Lang to acquire an additional 370,000 common shares of the Company, representing approximately 33.35% of the Company's then issued and outstanding common shares on a partially-diluted basis.  Pursuant to the Offering, Mr. Lang acquired 5,100,000 Units, consisting of 5,100,000 Shares and 5,100,000 Warrants.  Accordingly, on completion of the Offering, Mr. Lang would hold 23,282,598 common shares of the Company, and warrants entitling Mr. Lang to acquire an additional 9,835,000 common shares (including the Warrants), and options entitling Mr. Lang to purchase an additional 370,000 common shares of the Company, representing approximately 34.21% of the Company's issued and outstanding common shares on a partially-diluted basis, assuming the full exercise of all warrants (including the Warrants acquired) and stock options held by Mr. Lang.

Prior to the completion of the Offering, Michael O'Connor held options entitling him to acquire 1,000,000 common shares of the Company, representing approximately 1.52% of the Company's then issued and outstanding common shares on a partially-diluted basis.  Pursuant to the Offering, Mr. O'Connor acquired 150,000 Units, consisting of 150,000 Shares and 150,000 Warrants.  Accordingly, on completion of the Offering, Mr. O'Connor would hold 1,150,000 common shares of the Company, representing approximately 1.46% of the Company's issued and outstanding common shares on a partially-diluted basis, assuming the full exercise of all stock options and Warrants held by Mr. O'Connor.

Prior to the completion of the Offering, Ferdinand Holcapek held 2,850,937 common shares of the Company, securities exercisable to acquire an additional 725,000 common shares of the Company and options entitling Mr. Holcapek to acquire an additional 521,100 common shares of the Company representing approximately 6.21% of the Company's then issued and outstanding common shares on a partially-diluted basis.  Pursuant to the Offering, Mr. Holcapek acquired 600,000 Units, consisting of 600,000 Shares and 600,000 Warrants.  Accordingly, on completion of the Offering, Mr. Holcapek would hold 3,450,937 common shares of the Company, and warrants entitling Mr. Holcapek to acquire an additional 1,325,000 common shares of the Company (including the Warrants), and options entitling Mr. Holcapek to purchase an additional 725,000 common shares of the Company, representing approximately 5.91% of the Company's issued and outstanding common shares on a partially-diluted basis, assuming the full exercise of all warrants (including the Warrants acquired) held by Mr. Holcapek.

In connection with the Offering, Mr. Lang, Mr. O'Connor and Mr. Holcapek entered into subscription agreements with the Company on the same terms as the arm’s length investors in the Offering.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.  In addition, the Company determined that only the completion of the Offering constituted a material change under applicable securities laws.

The net proceeds from the sale of the Units shall be used for the further exploration and development of the Company's projects in Mexico and Canada and for working capital.

5.2

Disclosure for Restructuring Transactions

Not applicable.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Michael O'Connor, President and CEO

Telephone:

604-687-4622

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 22nd day of April, 2010.